Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Pacira BioSciences, Inc. (“we,” “our,” or “us”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: our common stock, par value $0.001 per share.
General
The following description of our capital stock is intended as a summary only. This description is based upon our amended and restated certificate of incorporation, as amended to date, which we refer to as our certificate of incorporation, our second amended and restated bylaws, which we refer to as our bylaws, and applicable provisions of Delaware General Corporation Law, which we refer to as the DGCL. This summary is not complete, and is qualified by reference to our certificate of incorporation (including the certificate of amendment thereto) and bylaws, each of which are incorporated by reference as exhibits to this Annual Report on Form 10-K. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of the DGCL for additional information.
Authorized Capital Stock
Our authorized capital stock consists of 250,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.001 per share.
Common Stock
Voting Rights.    Each holder of common stock is entitled to one vote per share on all matters properly submitted to a vote of the stockholders, including the election of directors. Our certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. An election of directors by our stockholders is determined by a plurality of the votes cast by stockholders entitled to vote on the election.
Dividends.    Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation and Dissolution.    In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.
Rights and Preferences.    Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Preferred Stock
We are authorized to issue “blank check” preferred stock, which may be issued in one or more series upon authorization of our board of directors. Our board of directors is authorized to fix the designation of the series, the number of authorized shares of the series, dividend rights and terms, conversion rights and terms, voting rights, redemption rights and terms, liquidation preferences, sinking fund terms and any other rights, powers, preferences and limitations applicable to each series of preferred stock, which may be greater than the rights of the holders of the common stock. The authorized shares of our preferred stock are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange on which our securities may be listed. If the approval of our stockholders is not required for the issuance of shares of our preferred stock, our board may determine not to seek stockholder approval.
The purpose of authorizing our Board to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. A series of our preferred stock could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue such shares based upon its judgment as to the best interests of our stockholders. Our directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock
Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have Anti-Takeover Effects
Our certificate of incorporation, bylaws and the DGCL contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of us by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock. The authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the rules of any stock exchange on which our securities may be listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Board of Directors.    Our certificate of incorporation and bylaws provide for a board of directors divided as nearly equally as possible into three classes. Each class is elected to a term expiring at the annual meeting of stockholders held in the third year following the year of such election.
Removal of Directors by Stockholders.    Our certificate of incorporation and bylaws provide that members of our board of directors may only be removed for cause by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote on the election of the directors.
Stockholder Nomination of Directors.    Our bylaws provide that a stockholder must notify us in writing of any stockholder nomination of a director in the case of an election of directors at an annual meeting of stockholders, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting in any other year is advanced by more than 20 days, or delayed by more than 60 days, from the first anniversary of the preceding year's annual meeting, a stockholder's notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which notice of the date of such annual meeting was mailed or public disclosure of the date of such annual meeting was made, whichever first occurs. In the case of an election of directors at a special meeting of stockholders, a stockholder must, subject to certain other requirements as set forth in the bylaws, notify us in writing of any stockholder nomination of a director not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting and the tenth day following the day on which notice of the date of such special meeting was mailed or public disclosure of the date of such special meeting was made, whichever first occurs.
No Cumulative Voting.    Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our certificate of incorporation does not provide for cumulative voting. Accordingly, a holder or group of holders of a majority of the shares of our common stock are able to elect all of the directors.
No Action by Written Consent.    Our certificate of incorporation and bylaws provide that our stockholders may not act by written consent and may only act at duly called meetings of stockholders.
Delaware Business Combination Statute.    Section 203 of the DGCL is applicable to us. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation's outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of our outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of our capital stock.

The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.
The prohibition against these transactions does not apply if:

•
prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of our outstanding voting stock, or

•
the interested stockholder owns at least 85% of our outstanding voting stock as a result of a transaction in which such stockholder acquired 15% or more of our outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Transfer Agent and Registrar
Computershare Trust Company, N.A. is the transfer agent and registrar for our common stock.
Exchange Listing
Our common stock is traded on the Nasdaq Global Select Market under the symbol “PCRX.”